UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the *Securities Exchange Act of 1934*

For the month of May 2007

Commission File No. 0-52457

Anglo Canadian Uranium Corp.
Registrant's Name

The Marine Building, Suite 1150 – 355 Burrard Street, Vancouver, B.C., V6C 2G8
Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F ___X_____ Form 40-F ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _______________

Documents Included as Part of this Report

Exhibit No.	Document
99.1	News Release dated May 4, 2007
99.2	News Release dated May 15, 2007
99.3	News Release dated May 22, 2007
99.4	News Release dated May 31, 2007

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anglo Canadian Uranium Corp.
(Registrant)

By   /s/ Len Harris
Len Harris,
President

Date ___**May 31, 2007__**



1150 – 355 Burrard St
Vancouver, BC V6C 2G8
Telephone 604 669 6807
Fax 604 669 5715

<u>**N E W S   R E L E A S E**</u>

May 4, 2007   Trading Symbol: *URA – TSX.V*

Options Granted

Anglo Canadian Uranium Corp. (URA on TSX.V) (the "Company") is pleased to announce the granting of 500,000 options at an exercise price of $0.63 to officers, directors and consultants of the Company. These options are granted under the Company's Stock Option plan.

About Anglo-Canadian Uranium Corp.

Anglo-Canadian is an aggressive uranium and gold exploration company with several properties located in Canada and the United States. The Company's current projects include uranium projects located in Colorado, Utah, New Mexico and Quebec, and gold and base metals projects in British Columbia. The Company's focus is to acquire uranium and gold deposits in strategic locations through acquisition and option arrangements, and further develop these projects with experienced management teams.

For more information on the Company and its projects, please visit the website at www.anglocanex.com

ON BEHALF OF THE BOARD OF DIRECTORS:
 "Len J.Harris"

Len J. Harris, President
T: 604 669 6807
Toll Free: 866 488 3838
E: len@anglocanex.com
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.



May 15, 2007   Trading Symbol: *URA – TSX.V*

Otish Basin Uranium Project Geophysics Program and Radio Interview

Anglo Canadian Uranium Corp. (URA on TSX.V) (the "Company") is pleased to announce details of its geophysics program for the Otish Basin Uranium Project. The Company has two project areas located in the Otish Basin; the Big Mac and Charles. These properties were acquired in late 2005 based on Uranium bearing sediments in the Basin and the proximity to the Cogema / Soquium L-zone deposit (5.9 M lbs U3O8). The Otish Basin is located 300 km northeast of Chibougamou in central Quebec. The two claim groups are about the same size at 2300 ha and are separated by 15 km. A gabbro dyke alteration halo with Uranium bearing sediments and or un-conformal deposits is the model.

Big Mac Uranium Project, Otish Basin, Quebec

 The geophysics grid total is 132 line kilometers.

A Gabbro dyke swarm occurs on the Cogema property and Airborne Magnetics, done in 1984, suggests that these dykes continue onto Anglo's Big Mac property.

1.   Line-cutting has been completed on the Big Mac project
2.   Magnetic survey has been completed on the project, results are expected in the next two weeks
3.   The EM survey will be complete prior to the end of May
4.   A Radiometric survey is scheduled for June
5.   Geological and geochemical surveys when weather permits, possibly in late May
6.   Diamond drilling any anomalies found

Charles Uranium Project, Otish Basin, Quebec

The Geophysics grid total is 214 line kilometers.

Very little is known about the Charles property, but Airborne Magnetics conducted by the GSC in the 1960's suggest gabbro dykes may occur.

1. Line cutting will commence in June, followed by ground Magnetics, Electro-magnetics and Radiometrics.

These historic results reported from the Cogema / Soquium L-zone deposit do not meet the requirements of the CIM standards and therefore are not National Instrument 43-101 compliant.

The technical portion of this release has been approved by James A.Turner. P.Geo., a qualified person under NI 43-101.

The Company is also pleased to announce it has completed a radio interview with TheNewswire.ca available on the company web site at: www.anglocanex.com. This interview discusses the company projects and development program for the Otish Basin uranium projects.

About Anglo-Canadian Uranium Corp.

Anglo-Canadian is an aggressive uranium and gold exploration company with several properties located in Canada and the United States. The Company's current projects include uranium projects located in Colorado, Utah, New Mexico and Quebec, and gold and base metals projects in British Columbia. The Company's focus is to acquire uranium and gold deposits in strategic locations through acquisition and option arrangements, and further develop these projects with experienced management teams.

For more information on the Company and its projects, please visit the website at www.anglocanex.com

ON BEHALF OF THE BOARD OF DIRECTORS:
"Len J.Harris"

Len J. Harris, President
T: 604 669 6807
Toll Free: 866 488 3838
E: len@anglocanex.com
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.



**1150 – 355 Burrard St
Vancouver, BC V6C 2G8
Telephone 604 669 6807
Fax 604 669 5715**

NEWS RELEASE

May 22, 2007   Trading Symbol: *URA – TSX.V*

Princeton Geophysics Results

Anglo Canadian Uranium Corp. (URA on TSX.V) (the "Company") and Anglo Canadian Gold Corp. is pleased to announce results from a 25 line kilometer 3D IP Survey conducted on the Platinum 1 and 2 claims in Princeton. The survey results show several chargeability highs near the southern and northern border of the claims. Resistivity highs are also noted as being coincident with chargeability highs. A full report is expected shortly. A diamond drill, already on the property, will be relocated to these sites as soon as the final report is received. The survey was conducted by SJ Geophysics of Delta, BC in December of last year and January 2007.

The claims cover several zones containing highly anomalous amounts of bornite and chalcopyrite associated with potash feldspar-magnetite-sericite shears and veins in an altered diorite-syenite intrusive. The north-south boundary fault passes through the claims.

The technical portion of this release has been approved by James A.Turner. P.Geo., a qualified person under NI 43-101.

About Anglo-Canadian Uranium Corp.

Anglo-Canadian is an aggressive uranium and gold exploration company with several properties located in Canada and the United States. The Company's current projects include uranium projects located in Colorado, Utah, New Mexico and Quebec, and gold and base metals projects in British Columbia. The Company's focus is to acquire uranium and gold deposits in strategic locations through acquisition and option arrangements, and further develop these projects with experienced management teams.

For more information on the Company and its projects, please visit the website at www.anglocanex.com

ON BEHALF OF THE BOARD OF DIRECTORS:
 "Len J.Harris"

Len J. Harris, President
T: 604 669 6807
Toll Free: 866 488 3838
E: len@anglocanex.com
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.



1150 – 355 Burrard St
Vancouver, BC V6C 2G8
Telephone 604 669 6807
Fax 604 669 5715

N E W S R E L E A S E

May 31, 2007   Trading Symbol: *URA – TSX.V*

Otish Basin Geophysical Survey Results
Skoonka Gold Geophysical Program Begins

Otish Basin, Quebec

Anglo Canadian Uranium Corp. (URA on TSX.V) (the "Company") is pleased to announce is has received preliminary results from its ground magnetic survey for the Big Mac Uranium Project located in the Otish Basin, Quebec. A review of this data has indicated a series of linear anomalies similar to those present on the Cogema / Soquium L-zone uranium deposit, located 3 kilometers to the west. These anomalies coincide with dykes present on the L-Zone deposit. Some of these projected dykes on the Big Mac Uranium project are offset by northwest and north south faults. It is these areas of interest that may have the potential for uranium deposits. Work continues on the Company's Charles Uranium Project located 15 kilometers to the south of the Big Mac project. Over 220 line kilometers of line cutting is underway, to be followed by a ground magnetic and EM geophysical survey. Both blocks of claims will have geologic mapping, MMI soil sampling and a radiometric geophysical survey conducted as soon as conditions permit. This will be followed with drill testing of identified targets later this year.

Skoonka Creek, British Columbia

The Company and its wholly owned subsidiary Anglo Canadian Gold Corp. is pleased to announce it has initiated a 76 kilometer line cutting program to be followed by ground magnetic and IP surveys. These programs will be followed by mapping and intensive prospecting and MMI soil sampling program. The company has applied for a drill permit for follow-up drilling on geophysical targets which will begin in the third quarter 2007. A recent geochemical gold discovery by Strongbow Exploration Inc. (SBW – TSX.V) is located within 400 meters of our property boundary.

About Anglo-Canadian Uranium Corp.

Anglo-Canadian is an aggressive uranium and gold exploration company with several properties located in Canada and the United States. The Company's current projects include uranium projects located in Colorado, Utah, New Mexico and Quebec, and gold and base metals projects in British Columbia. The Company's focus is to acquire uranium and gold deposits in strategic locations through acquisition and option arrangements, and further develop these projects with experienced management teams.

For more information on the Company and its projects, please visit the website at www.anglocanex.com

ON BEHALF OF THE BOARD OF DIRECTORS:
"Len J.Harris"

Len J. Harris, President
T: 604 669 6807
Toll Free: 866 488 3838
E: len@anglocanex.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.